Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration File No. 333-290252
Relating to the Preliminary Prospectus Supplement
Dated January 21, 2026
(To Prospectus Dated September 15, 2025)
PRICING TERM SHEET
January 22, 2026
STRIVE, INC.
Offering of
1,320,000 Shares of
Variable Rate Series A Perpetual Preferred Stock
The information in this pricing term sheet supplements Strive, Inc.’s preliminary prospectus supplement, dated January 21, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all documents incorporated by reference therein. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. The size of the offering was increased from the $150 million transaction size previously announced when taken together with the anticipated privately negotiated notes exchanges. The final prospectus supplement relating to the offering of the Variable Rate Series A Perpetual Preferred Stock will reflect conforming changes relating to such increase in the size of the offering. As used in this pricing term sheet, “we,” “our” and “us” refer to Strive, Inc. and not to its subsidiaries.
Issuer	Strive, Inc. (the “Company”)

Securities Offered	Variable Rate Series A Perpetual Preferred Stock, $0.001 par value per share, of the Issuer (“SATA Stock”).

Amount Offered	1,320,000 shares of SATA Stock.

Public Offering Price	$90 per share of SATA Stock.

Trade Date	January 22, 2026.

Settlement Date
January 27, 2026, which will be the third business day after the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade SATA Stock before the business day before the Settlement Date must, because SATA Stock initially will settle T+3, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Stated Amount	$100 per share of SATA Stock.

Ranking	SATA Stock ranks as follows:

	•	senior to (i) Dividend Junior Stock (as defined in the Preliminary Prospectus Supplement, and which includes the Company’s Class A common stock, par value $0.001 per share (the “Class A Common Stock”) and the Company’s Class B common stock, par value $0.001 per share (the “Class B Common Stock”)) with respect to the payment of dividends; and (ii) Liquidation Junior Stock (as defined in the Preliminary Prospectus Supplement, and which includes Class A Common Stock and the Class B Common Stock) with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up;

	•	equally with (i) Dividend Parity Stock (as defined in the Preliminary Prospectus Supplement) with respect to the payment of dividends; and (ii) Liquidation Parity Stock (as defined in the Preliminary Prospectus Supplement) with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up;

	•	junior to the Company’s existing and future indebtedness; and

	•	structurally junior to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) capital stock of the Company’s subsidiaries.

SATA Stock is the most senior preferred stock in the Company’s capital structure. The terms of SATA Stock do not restrict the Company from issuing Dividend Parity Stock or Liquidation Parity Stock. However, the Company cannot issue Dividend Senior Stock (as defined in the Preliminary Prospectus Supplement) or Liquidation Senior Stock (as defined in the Preliminary Prospectus Supplement) without the consent of holders of at least a majority of the combined outstanding voting power of SATA Stock and any voting parity stockholders.

Liquidation Preference
Initially $100 per share of SATA Stock. The Liquidation Preference is subject to adjustment in the manner described in the Preliminary Prospectus Supplement. However, the Liquidation Preference will not be adjusted to an amount that is less than $100 per share of SATA Stock or more than $110 per share of SATA Stock.

Regular Dividends
SATA Stock accumulates cumulative dividends (“Regular Dividends”) at a variable rate per annum, calculated in the manner described below, on the Stated Amount thereof, regardless of whether or not declared or funds are legally available for their payment. Subject to the other provisions described in the Preliminary Prospectus Supplement, Regular Dividends will be payable when, as and if declared by our board of directors or any duly authorized committee thereof, out of funds legally available for their payment, monthly in arrears on each Regular Dividend Payment Date (as defined in the Preliminary Prospectus Supplement) to the preferred stockholders of record as of the close of business on the Regular Record Date immediately preceding the applicable Regular Dividend Payment Date.

The current rate per annum (the “Monthly Regular Dividend Rate Per Annum”) at which Regular Dividends accumulate on SATA Stock for any Regular Dividend Period is 12.25%. However, as described more fully below, we will have the right, in our sole and absolute discretion, to adjust the Monthly Regular Dividend Rate Per Annum that applies to each Regular Dividend Period after the first Regular Dividend Period. To make such election, we must provide notice of the adjusted Monthly Regular Dividend Rate Per Annum to preferred stockholders before the first business day of the Regular Dividend Period in which such adjusted Monthly Regular Dividend Rate Per Annum applies. We will be permitted to provide such notice in the manner described in the Preliminary Prospectus Supplement under the caption “Description of Perpetual Preferred Stock—Notices,” or in a press release issued through such national newswire service as we then use, or by publishing the same through such other widely disseminated public medium as we then use, including our website. If we do not timely provide such notice, then the Monthly Regular Dividend Rate Per Annum that applies to such Regular Dividend Period will be the Monthly Regular Dividend Rate Per Annum that applies to the immediately preceding Regular Dividend Period.

If we elect to adjust the Monthly Regular Dividend Rate Per Annum in the manner described above, then the adjusted Monthly Regular Dividend Rate Per Annum will be a rate that we will choose in our sole and absolute discretion. However, we will not be permitted to reduce the Monthly Regular Dividend Rate Per Annum that will apply to any Regular Dividend Period (i) by more than the following amount from the Monthly Regular Dividend Rate Per Annum applicable to the prior Regular Dividend Period: the sum of (1) 25 basis points; and (2) the excess, if any, of (x) the monthly SOFR per annum on the first business day of such prior Regular Dividend Period, over (y) the minimum of the monthly SOFR per annum rates that occur on the business days during the period from, and including, the first business day of such prior Regular Dividend Period to, and including, the last business day of such prior Regular Dividend Period; or (ii) to a rate per annum that is less than the monthly SOFR per annum in effect on the business day before we provide notice of the next Monthly Regular Dividend Rate Per Annum.

Notwithstanding anything to the contrary, but subject to the more detailed provisions described in the Preliminary Prospectus Supplement, we will not be entitled to elect to reduce the Monthly Regular Dividend Rate Per Annum as described above unless and until (x) three (3) months following the initial issue date, or such earlier time as the arithmetic average of the last reported sale prices per share of SATA Stock for each trading day of twenty (20) consecutive trading days at any time during the three (3) months following the initial issuance date exceeds $100, (y) at the time we provide the related notice referred to above, all accumulated Regular Dividends, if any, on SATA Stock then outstanding for all prior completed Regular Dividend Periods, if any, have been paid in full (or have been declared in full and consideration in kind and amount that is sufficient, in accordance with the certificate of designation, to pay such accumulated Regular Dividends, is set aside for the benefit of the preferred stockholders entitled thereto), and (z) the arithmetic average of the last reported sale prices per share of SATA Stock for each trading day during the immediately preceding regular dividend period is not less than $99 per share.

Our current intention, which is subject to change in our sole and absolute discretion, is to adjust the Monthly Regular Dividend Rate Per Annum in such a manner as we believe will maintain SATA Stock’s trading price within its stated long-term range of $95 and $105 per share. For example, if the trading price of SATA Stock exceeds $105, our current intention would be to reduce the Monthly Regular Dividend Rate Per Annum with the goal of causing the trading price of SATA Stock to decrease. Similarly, if the trading price of SATA Stock is less than $95, our current intention would be to increase the Monthly Regular Dividend Rate Per Annum with the goal of causing the trading price of SATA Stock to appreciate. We will take any such actions at our sole discretion based on our subjective assessment of market conditions and the measures we believe are necessary to achieve our intended objectives.

Declared Regular Dividends on SATA Stock will be payable solely in cash, in the manner, and subject to the provisions, described in the Preliminary Prospectus Supplement.

On January 15, 2026, we declared a scheduled Regular Dividend on SATA Stock of $1.0208 per share, payable on February 15, 2026 to holders of record on February 1, 2026.

If any accumulated Regular Dividend (or any portion thereof) on SATA Stock is not paid on the applicable Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day), then additional Regular Dividends (“Compounded Dividends”) will accumulate on the amount of such unpaid Regular Dividend, compounded monthly at the monthly “Compounded Dividend Rate” per annum applicable to the relevant Regular Dividend Period from, and including, the calendar day after such Regular Dividend Payment Date to, but excluding, the date the same, including all Compounded Dividends thereon, is paid in full. The Compounded Dividend Rate applicable to any unpaid Regular Dividend that was due on a Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day) will initially be a rate per annum equal to the Regular Dividend Rate plus 25 basis points; provided, however, that until such Regular Dividend, together with Compounded Dividends thereon, is paid in full, such Compounded Dividend Rate will increase by 25 basis points per month for each subsequent Regular Dividend Period, up to a maximum rate of 20% per annum.

Regular Dividend Payment Dates	The 15th calendar day of each calendar month.

Regular Record Dates	With respect to any Regular Dividend Payment Date, the 1st calendar day of the month in which such Regular Dividend Payment Date occurs.

Regular Dividend Period
Each period from, and including, the calendar day after a Regular Dividend Payment Date (or, in the case of the first Regular Dividend Period, from, and including, the calendar day after the initial issue date) to, and including, the next Regular Dividend Payment Date.

Dividend Payment Account
Concurrent with the closing of our initial public offering of the SATA Stock on November 10, 2025 (the “IPO Closing”), we established an initial dividend reserve in an amount equal to the first 12 months of dividend payments (which assumed dividend payments  at a rate of 12.00% per annum) calculated as of the date of the IPO Closing (the “Initial Dividend Reserve”) and deposited $12.00 per share of SATA Stock into a separate account (the “Dividend Payment Account”) funded by us with existing cash on hand. Concurrent with the closing of this offering, we intend to increase the dividend reserve in the Dividend Payment Account in an amount equal to the first 12 months of dividend payments (assuming dividend payments are made at a rate of 12.25% per annum) calculated as of the date of the closing of this offering and will deposit $12.25 per share of SATA Stock sold this offering (together with the Initial Dividend Reserve, the “Dividend Reserve”). The regular dividend rate was set at 12.25% per annum with respect to the regular dividend period beginning on  December 16, 2025. Subject to compliance with Nevada law and any other applicable requirements, we may make dividend distributions from the Dividend Payment Account or from any other account maintained by us to the holders of the then-outstanding SATA Stock on a monthly basis following the closing of this offering.

We intend to invest the proceeds of the Dividend Payment Account in various capital preservation instruments, including short-term investment grade, interest-bearing securities, and money-market funds. Any investment income earned from the Dividend Payment Account will be remitted to us to use for working capital or general corporate purposes, including the acquisition of additional bitcoin.

Listing	SATA Stock is listed on The Nasdaq Global Market under the symbol “SATA.”

Use of Proceeds
We estimate that the gross proceeds to us from this offering will be approximately $118.8 million, before deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering, together with cash on hand and potentially cash from terminating the Company’s existing capped call transactions relating to the outstanding Semler Convertible Notes (i) to finance the redemption, repurchase, repayment, satisfaction and discharge or other payment of all or a portion of the Semler Convertible Notes  and Semler Scientific’s outstanding borrowings under its master loan agreement with Coinbase Credit Inc., which may include one or more repurchases pursuant to privately negotiated transactions, and the payment of accrued and unpaid interest thereon (collectively, the “Semler Debt Transactions”), with the purpose of returning to a perpetual-preferred only amplification model, (ii) the acquisition of bitcoin and bitcoin-related products and (iii) for working capital and general corporate purposes.

Convertible Notes Refinancing
On January 22, 2026, the Company announced that it expects to enter into privately negotiated exchange agreements with certain holders of the Semler Convertible Notes, representing $90 million aggregate principal amount of the Semler Convertible Notes, pursuant to which such holders would exchange their Semler Convertible Notes for approximately 930,000 newly issued shares of SATA Stock. This offering is not conditioned on the consummation of all or any portion of such exchanges. Such agreements remain subject to the signing of binding agreements, and any such exchanges will be subject to customary closing conditions.

Joint Book-Running Managers	Barclays Capital Inc. Cantor Fitzgerald & Co.

Co-Manager	Clear Street LLC

CUSIP / ISIN Numbers for SATA Stock	862945 201 / US8629452017

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We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, NY 10022, or by email at prospectus@cantor.com.
The information in this pricing term sheet is not a complete description of SATA Stock or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to SATA Stock.
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